Exhibit 99.1

News Release #47/2012 2012-10-15

Baja Mining Announces Further Funding for Boleo Project

Vancouver, October 15, 2012 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQX: BAJFF) announces that the Korean Consortium has advanced additional US$13.3 million to Minera y Metalúrgica del Boleo S.A. de C.V. (“MMB”) for the construction of the Boleo Project.

“The US$20 million cash injection over the last few weeks is an encouraging signal for the development of the Boleo project” said Tom Ogryzlo, Interim CEO of Baja. “Thanks to this recent funding, construction is progressing at site while negotiations with the lenders and the Korean Consortium for Stage II Funding are advancing”.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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